FORM U-3A-2

     SECURITIES AND EXCHANGE COMMISSION
     Washington, D. C.
     Statement by Holding Company Claiming Exemption
     Under Rule U-3A-2
     from the Provisions of the Public Utility Holding Company
     Act of 1935
     To be filed Annually Prior to March 1

       SIGCORP, Inc.

     hereby files with the Securities and Exchange Commission pursuant to Rule 2 its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

       1.SIGCORP, Inc. ("SIGCORP") is an investor-owned holding company formed in 1995 under the laws of the State of Indiana by Southern Indiana Gas and Electric Company ("SIGECO"), a combination gas and electric utility. On January 1, 1996, SIGCORP became the parent of SIGECO, pursuant to a corporate reorganization plan and also became the parent of nonutility subsidiaries formerly owned by SIGECO. SIGCORP is located in Evansville, Indiana. Its principal subsidiary is SIGECO. SIGECO serves customers in 10 southwestern Indiana counties. Nonutility business activities are conducted under separate subsidiaries.

          SIGECO is an operating public utility incorporated on June 10, 1912 under the laws of the State of Indiana. The Company is located in Evansville, Indiana and is engaged in the generation, transmission, distribution and sale of electricity and the purchase, transportation, distribution and sale of natural gas in southwestern Indiana. SIGECO owns approximately 33% of the outstanding common stock of Community Natural Gas Company, Inc. ("Community"), an Indiana corporation, which is a small Indiana gas distribution company with offices in Mt. Carmel, Illinois. Community conducts its business in southwestern Indiana.

     In January 1986 SIGECO formed Southern Indiana Properties, Inc. ("SIPI"), an Indiana corporation, as a wholly owned subsidiary. As of January 1, 1996, SIPI became a wholly-owned subsidiary of SIGCORP. SIPI owns and manages certain investment properties. SIPI is located in Evansville, Indiana and has interests in the following:

       A.Limited partnership interest in low income housing developments (or projects) as follows:
          a.50.0% in Multihousing I, II, III and IV, located in three small communities in the Des Moines, Iowa area,
          b.99.0% in House Investments - Martz Tax Credit Fund
     I, located in four small communities in the Ft. Wayne, Indiana area,
          c.82.0% in House Investments - Martz Tax Credit Fund II, located in four small communities in northwestern Ohio,
          d.99.0% in Prestwick Square, located in Marion, Indiana,
          e.95.0% in Pleasant View Housing, located in Hanover, Indiana,
          f.50.0% in Paragus I, located in Indianapolis, Indiana g.50.0% in Paragus II, located in Shelbyville,
     Indiana,
          h.99.0% in Lafayette Housing Associates, located in Lafayette, Indiana,
          i.88.3% in Bradford Run, located in Kokomo, Indiana, j.99.0% in Martin Lamplighter, which owns various properties located in communities in Illinois and Indiana,
       B.0.25% limited partnership interest in Boston Financial Qualified, an investment fund in connection with Boston Housing III, located in Boston, Massachusetts, which invests in low income housing projects nationwide,
       C.50.0% general partnership interest in SIRO, an equipment lessor, located in Evansville, Indiana,
       D.100% interest in Southwest Lease Capital, Inc., an Indiana corporation, located in Evansville, Indiana which owns a 100.0% interest in Southern Indiana Joint Ventures, Inc., a Delaware corporation, located in Evansville, Indiana, which was organized to provide a vehicle to enter into leveraged lease transactions. Southern Indiana Joint Ventures, Inc. owns a 100% interest in the following companies:
          a.MCN Equities, Inc., a Delaware corporation, located in Evansville, Indiana, which owns the beneficial interest in a Grantor Trust, which owns an office building located in Lombard, Illinois,
          b.Joint Ventures Affiliated II, Inc., an Indiana corporation, located in Evansville, Indiana, which owns a 9.3% undivided interest in a Grantor Trust, which owns a pump storage reservoir, located in New Jersey.
       E.100% of the beneficial interest in a Grantor Trust which owns and leases railroad cars to Nederlandse Spoorwegon (Dutch Rail), a Dutch Corporation, located in Utrecht, Holland, engaged in rail transportation throughout the Netherlands,
       F.0.8% limited partnership interest in Ridgewood Electric Power Trust II, which owns and operates small cogeneration facilities in several different locales in the United States,
       G.100% interest in SIP-GT I, Inc., an Indiana Corporation, located in Evansville, Indiana, which owns 100% of the beneficial interest in a Grantor Trust, which owns and leases a gas fired turbine generator to El Paso Electric Company.
       H.20.0% interest in Midwest Housing Investments IV, which makes equity investments in affordable housing in primarily the midwestern United States.
       I.100% interest in SIP Diversified Holdings, Inc., a Delaware Holding Company.
       J.0.37919% limited partnership interest in Whitehall Street Real Estate LTD. VI, a venture real estate fund.


       In April 1994 SIGECO formed Energy Systems Group, Inc. ("ESGI"), an Indiana corporation, as a wholly owned subsidiary. As of January 1, 1996, ESGI became a wholly-owned subsidiary of SIGCORP. ESGI provides equipment, lighting and related energy management design services to industrial and commercial customers. In May 1997, ESGI, IGC Energy (IGC) and Citizens By-Products Coal Company (Citizens) formed ESG, LLC, an equally owned limited liability corporation to continue to perform ESGI's functions. In June 1997, SIGCORP sold two-thirds of its interest in ESGI to IGC and Citizens, at which time, all of the assets of ESGI were transferred to ESG, LLC.

       In May 1994 SIGECO formed Southern Indiana Minerals, Inc. ("SIMI"), an Indiana corporation, as a wholly owned subsidiary. As of January 1, 1996, SIMI became a wholly-owned subsidiary of SIGCORP. SIMI processes and markets coal combustion by-products. SIMI is located in Evansville, Indiana.

       In April 1995 SIGECO formed ComSource, Inc.
     ("ComSource"), an Indiana corporation, as a wholly owned subsidiary. As of January 1, 1996, ComSource became a wholly-owned subsidiary of SIGCORP. ComSource provides Internet access and other communication services. In July 1998, all of the assets of ComSource were transferred to SIGECO Advanced Communications, Inc., a wholly owned subsidiary of SIGCORP, Inc.

       In October 1996, SIGCORP formed SIGCORP Energy Services, Inc. ("SES"), an Indiana corporation, as a wholly owned subsidiary. SES markets natural gas and provides energy management services to utilities, industrial users and other large volume natural gas users. SES is located in Evansville, Indiana.

       In October 1996, SIGCORP formed SIGCORP Capital, Inc.
     ("SCI"), an Indiana corporation, as a wholly owned subsidiary. SCI provides financing and cash management services for SIGCORP's nonregulated subsidiaries. SCI is located in Evansville, Indiana.

       In December 1996, SIGCORP formed SIGCORP Power Marketing,
     Inc. ("SPM"), an Indiana corporation, as a wholly owned subsidiary. SPM, upon receiving regulatory approval, will market electricity to regional utilities and power marketers. SPM is located in Evansville, Indiana.

       In December 1996, SIGCORP formed SIGCORP Fuels, Inc.
     ("SFI"), an Indiana corporation, as a wholly owned subsidiary. SFI procures low-cost fuel supplies for SIGECO and other coal consuming customers. SFI is located in Evansville, Indiana.

       In August 1997, SIGCORP Communications Services, Inc.
     (SCSI) was formed to build high speed fiber-optic communication networks for municipal utilities.

       In April 1998, SIGCORP formed SIGECO Advanced
     Communications, Inc. (SACI), an Indiana corporation, as a wholly owned subsidiary. SACI provides investment funds for building two-way fiber-optic based telecommunication systems. SACI is located in Evansville, Indiana and has interests in the following:

       A. 49% limited partner in SIGECOM, LLC., an Indiana corporation, which builds two-way fiber-optic based telecommunication systems.

       In November 1998, SIGCORP formed SIGCORP Environmental Services, Inc. (ENVSVC),an Indiana corporation, as a wholly owned subsidiary. ENVSVC is a joint venture with a professional consulting firm (Environmental Management Consultants, Inc.) to provide air quality monitoring and testing services to utilities and other industries throughout the region. ENVSVC is located in Evansville, Indiana and has interests in the following:

       A.51% limited partner in Air Quality Services, LLC., an Indiana limited liability company, which provides air quality monitoring and testing services to utilities and
     other industries               throughout the region.

       2. The principal generating facilities of SIGECO include the Culley Station with 406,000 kW of capacity and Warrick Unit No. 4 with 135,000 kW of capacity, both located in Warrick County near Yankeetown, Indiana; and the A. B. Brown Station with 500,000 kW of capacity, located in Posey County about eight miles east of Mt. Vernon, Indiana. These facilities include six coal-fired generating units and have a combined generating capacity of 1,041,000 kW.

       SIGECO's Broadway Gas Turbine Units, with a capacity of 115,000 kW, are located in Evansville, Vanderburgh County, Indiana. This generating facility is equipped to burn oil and/or natural gas. These units generally are used only for reserve, peaking or emergency purposes due to the higher unit cost per kilowatt hour of generation when using oil or gas as fuel.

       SIGECO's Brown Gas Turbine I, with capacity of 80,000 kW, is located at the A. B. Brown Station. The unit is fueled by natural gas, although fuel oil can also be used if gas is unavailable. The main function of the gas turbine is to generate adequate power during times of peak demand. However, it is also used to assist in maintaining voltage support on the west end of the system, and can be used to "black start" the Brown plant if a catastrophe should cause a partial or total system blackout.

       SIGECO also owns two gas fired turbine generating units with a capacity of 20,000 kW, which are used for peaking and emergency purposes only. These units are known as the Northeast Gas Turbine Units and are located northeast of Evansville, in Vanderburgh County, Indiana.

       SIGECO's transmission system consists of 823 circuit miles of 138,000 and 69,000 volt lines. The transmission system also includes 26 substations with an installed capacity of 3,897,700 kilovolt amperes. The electric distribution system includes 3,188 pole miles of lower voltage overhead lines and 211 trench miles of conduit containing 1,271 miles of underground distribution cables. The distribution system also includes 96 distribution substations with an installed capacity of 2,001,384 kilovolt amperes and 48,651 distribution transformers with an installed capacity of 2,159,957 kilovolt amperes.

       SIGECO owns and operates three underground gas storage fields with an estimated ready delivery from storage capability of 3.8 billion cubic feet of gas. The Oliver Field, in service since 1954, is located in Posey County, Indiana, about 13 miles west of Evansville; the Midway Field, in service since 1966, is located in Spencer County, Indiana, about 20 miles east of Evansville near Richland, Indiana; and, the Monroe City Field, in service since 1958, is located 10 miles east of Vincennes, Indiana.

       SIGECO's gas transmission system includes 131 miles of transmission mains, and the gas distribution system includes
     2,751 miles of distribution mains.

       The only utility property SIGECO owns outside of Indiana is approximately eight miles of 138,000 volt electric transmission line which is located in Kentucky and which interconnects with Louisville Gas and Electric Company's transmission system at Cloverport, Kentucky.

       Community is a small gas utility that has several noncontiguous service territories in southwestern Indiana. Much of its service territory is adjacent to or near the gas service territory of SIGECO. Community has 6,733 natural gas customers consisting of residential, commercial, industrial and public authority classes of service. Its gas distribution system includes approximately 470 miles of distribution mains. Community has no underground gas storage facilities.

       3.For the year ended December 31, 1998, SIGECO's retail and wholesale electric sales totaled 6,859,182,000 kWh, while its retail and transported gas sales totaled 28,964,771 Dth. SIGECO has no electric or gas retail sales outside the State of Indiana. For this same period, SIGECO had wholesale electric sales of 1,300,625,000 kWh to utilities and power marketers located outside the state of Indiana. SIGECO had no wholesale natural gas sales outside of Indiana, or at the state line. During 1998, SIGECO purchased 484,828,000 kWh of power from utilities and power marketers located outside the state of Indiana. For the year ended December 31, 1998, SIGECO's retail natural gas sales totaled 11,615,735 Dth and 17,349,036 Dth of natural gas was transported for end users for a total natural gas sold and transported of 28,964,771 Dth, all of which was distributed within the State of Indiana. For this same period, SIGECO had no gas wholesale sales. During 1998, SIGECO purchased for its system supply 12,949,575 Dth of natural gas, 100% of its requirements, from 35 natural gas suppliers.

       For the year ended December 31, 1998, Community's retail gas sales totaled 822,239 Dth, and no natural gas was transported for end users resulting in a total gas sold and transported of 822,239 Dth, all of which was distributed within the State of Indiana. For this same period, Community had no wholesale natural gas sales. During 1998, Community received for its system supply 844,564 Dth of natural gas from its four traditional pipeline suppliers, Texas Gas Transmission Corporation, Texas Eastern Corporation, ANR Pipeline and Midwestern Gas. The gas purchased for its system was purchased through a broker.

       4.SIGECO does not hold any interest in an exempt wholesale generator or foreign utility company.


       Exhibit A: Consolidating statement of income and surplus of SIGCORP (and its subsidiary companies) for the year ended December 31, 1998, together with a consolidating balance sheet of SIGCORP (and its subsidiary companies) as of the close of such calendar year.

       Exhibit B:  Financial data schedule.

     The above named Company has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1999.

     SIGCORP, Inc.

     By   T. L. Burke
     T. L. Burke
     Secretary and Treasurer

     ATTEST:

     L. K. Tiemann
     L. K. Tiemann
     Assistant Secretary

     The name, title and address of the officer to whom notice and correspondence concerning this statement should be addressed is:

     T. L. Burke
     Secretary and Treasurer
     SIGCORP, Inc.
     20 N.W. Fourth Street
     Evansville, Indiana  47741-0001


            1 of 9
     Exhibit A

     SIGCORP, Inc.
     Consolidating Trial Balance
     For Twelve Months Ending December 31,1998


                                   SIGECO      SIPI      SIMI  ESGI   SES
     ASSETS
     Utility Plant at cost:
      Electric                     1,141,870        0      0       0       0
      Gas                            150,136        0      0       0       0
     Accum Depr                     (593,901)       0      0       0       0
     Cwip                             24,306        0      0       0       0
     Invest in Subsidiaries                0        0      0       0       0
     Invest in Leveraged Leases            0   36,003      0       0       0
     Invest in partnerships                0   20,181      0     696       0
     Funds held by Trustee             4,300        0      0       0       0
     Nonutility property & other       1,577   25,077    309       0     347
     Cash and cash equivalents           512    2,572     32   1,116     537
     Cash - Restricted                     0        0      0       0       0
     Temporary investments                 0      792      0       0       0
     Receivables, net                 49,942      995      6     249  23,863
     Notes recvble from assoc. co.         6      577      0       0     209
     Fuel (coal and oil)              15,701        0      0       0       0
     Materials and supplies           15,063        0    116       0       0
     Allowance Inventory               5,133        0      0       0       0
     Gas in underground storage       10,762        0      0       0     669
     Other current assets              9,546      332      7       0     281
     Unamort def. return on ABB#2          0        0      0       0       0
     Unamort prem. on reacq. debt      4,705        0      0       0       0
     Post-retire. ben. oblig.          2,764        0      0       0       0
     Accum Deferred Income Taxes           0        0      0       0       0
     Def Tax Asset-FASB109                 0        0      0       0       0
     Other deferred charges           39,490      479    448       0       0
     Total                           881,912   87,009    919   2,061  25,905



            2 of 9
     Exhibit A

     SIGCORP, INC.
     Consolidating Trial Balance
     For Twelve Months Ending December 31,1998

                                   ComSource  SCI      SFI     SCSI   SACI
     ASSETS
     Utility Plant at cost:
      Electric                       0             0        0      0       0
      Gas                            0             0        0      0       0
     Accum Depr                      0             0        0      0       0
     Cwip                            0             0        0      0       0
     Invest in Subsidiaries          0            30      873      0  10,550
     Invest in Leveraged Leases      0             0        0      0       0
     Invest in partnerships          0             0        0      0       0
     Funds held by Trustee           0             0        0      0       0
     Nonutility property & other     0             0    7,683    274       6
     Cash and cash equivalents       0             0       20    277       0
     Cash - Restricted               0             0        0      0       0
     Temporary investments           0             0        0      0       0
     Receivables, net                0             0    1,141  4,201   6,527
     Notes recvble from assoc. co.   0        54,321      151      0       0
     Fuel (coal and oil)             0             0        0      0       0
     Materials and supplies          0             0        0      0       0
     Allowance Inventory             0             0        0      0       0
     Gas in underground storage      0             0        0      0       0
     Other current assets            0             0       18     19       0
     Unamort def. return on ABB#2    0             0        0      0       0
     Unamort prem. on reacq. debt    0             0        0      0       0
     Post-retire. ben. oblig.        0             0        0      0       0
     Accum Deferred Income Taxes     0             0        0      0       0
     Def Tax Asset-FASB109           0             0        0      0       0
     Other deferred charges          0             0      497      3       0
     Total                           0        54,351   10,383  4,774  17,084


            3 of 9
     Exhibit A

     SIGCORP, INC.
     Consolidating Trial Balance
     For Twelve Months Ending December 31,1998

                                                    Elim  Elim      Consol
                                    ENVSVC SIGCORP  Dbts  Cdts      Total
     ASSETS
     Utility Plant at cost:
      Electric                         0         0    0         0   1,141,870
      Gas                              0         0    0         0     150,136
     Accum Depr                        0         0    0         0    (593,901)
     Cwip                              0         0    0         0      24,306
     Invest in Subsidiaries           87   355,790  206   356,023      11,512
     Invest in Leveraged Leases        0         0    0         0      36,003
     Invest in partnerships            0         0    0         0      20,877
     Funds held by Trustee             0         0    0         0       4,300
     Nonutility property & other       0         0    0         0      35,273
     Cash and cash equivalents         1       (18)   0         0       5,049
     Cash - Restricted                 0         0    0         0           0
     Temporary investments             0         0    0         0         792
     Receivables, net                  0         0    0       501      86,424
     Notes recvble from assoc. co.     0    14,930    0    70,194           0
     Fuel (coal and oil)               0         0    0         0      15,701
     Materials and supplies            0         0    0         0      15,179
     Allowance Inventory               0         0    0         0       5,133
     Gas in underground storage        0         0    0         0      11,431
     Other current assets              0       344    0         0      10,547
     Unamort def. return on ABB#2      0         0    0         0           0
     Unamort prem. on reacq. debt      0         0    0         0       4,705
     Post-retire. ben. oblig.          0         0  499         0       3,263
     Accum Deferred Income Taxes       0         0    0         0           0
     Def Tax Asset-FASB109             0         0    0         0           0
     Other deferred charges            0         0    0         0      40,918
     Total                            88   371,046                  1,029,518


            4 of 9
     Exhibit A

     SIGCORP, INC.
     Consolidating Trial Balance
     For Twelve Months Ending December 31,1998

                                    SIGECO    SIPI    SIMI   ESGI    SES
     EQUITY AND LIABILITIES
     Common Stock                    (78,258)  (1,000)(3,307)    (1)     (92)
     Additional paid-in capital            0  (18,200)     0   (499)       0
     Retained Earnings              (241,924)  (3,005) 3,507   (870)    (927)
     Treasury stock                        0        0      0      0        0
     Cumulative preferred stock      (18,590)       0      0      0        0
     Cum special preferred stock        (808)       0      0      0        0
     Long-term debt less cur mat.   (169,762)       0      0      0        0
     Long-term Partnership Ob              0     (781)     0      0        0
     Current Por of Adj. Rte Bonds   (53,700)       0      0      0        0
     Notes payable                   (50,759)       0      0      0        0
     Maturing long-term debt         (45,000)       0      0      0        0
     Maturing Partnership Obl              0   (1,577)     0      0        0
     Accounts payable                (28,127)      (5)   (13)  (107) (20,316)
     Notes pay to Assoc Company      (14,930) (35,500)     0      0   (4,073)
     Dividends payable                  (120)       0      0      0        0
     Accrued taxes                    (4,772)       0    (50)  (251)      (9)
     Accrued interest                 (4,676)       0      0      0        0
     Refunds to customers             (2,156)       0      0      0        0
     Other accrued liabilities       (18,544)       0 (1,055)  (332)    (488)
     Accum def income taxes         (118,147) (25,783)     0      0        0
     Accum def ITC                   (18,801)       0      0      0        0
     Regulatory liability - FAS 109        0        0      0      0        0
     Post-retire. ben. Oblig         (11,337)       0      0      0        0
     Other                            (1,501)  (1,158)     0      0        0
       Total                        (881,912) (87,009)  (919)(2,061) (25,905)


            5 of 9
     Exhibit A

     SIGCORP, INC.
     Consolidating Trial Balance
     For Twelve Months Ending December 31,1998


                                  Comsource SCI      SFI     SCSI    SACI
     EQUITY AND LIABILITIES
     Common Stock                    0          (10)      (1)  (501)       0
     Additional paid-in capital      0            0        0      0  (10,655)
     Retained Earnings               0          (67)       7     74       13
     Treasury stock                  0            0        0      0        0
     Cumulative preferred stock      0            0        0      0        0
     Cum special preferred stock     0            0        0      0        0
     Long-term debt less cur mat.    0      (35,000)      (9)     0        0
     Long-term Partnership Ob       0             0        0      0        0
     Current Por of Adj. Rte Bonds   0            0        0      0        0
     Notes payable                   0      (18,749)       0      0        0
     Maturing long-term debt         0            0        0      0        0
     Maturing Partnership Obl        0            0        0      0        0
     Accounts payable                0          (67)    (884)(3,142)      (1)
     Notes pay to Assoc Company      0           (2)  (8,547)(1,002)  (6,437)
     Dividends payable               0            0        0      0        0
     Accrued taxes                   0           (0)    (108)  (133)      (3)
     Accrued interest                0         (450)     (14)     0        0
     Refunds to customers            0            0        0      0        0
     Other accrued liabilities       0           (5)    (826)   (70)      (1)
     Accum def income taxes          0            0        0      0        0
     Accum def ITC                   0            0        0      0        0
     Regulatory liability - FAS 109  0            0        0      0        0
     Post-retire. ben. Oblig         0            0        0      0        0
     Other                           0            0        0      0        0
       Total                         0      (54,351) (10,383)(4,774) (17,084)


            6 of 9
     Exhibit A

     SIGCORP, INC.
     Consolidating Trial Balance
     For Twelve Months Ending December 31,1998

                                                     Elim     Elim  Consol
                                   ENVSVC SIGCORP   Dbts     Cdts  Total
     EQUITY AND LIABILITIES
     Common Stock                    (1)   (78,258)  83,170      0    (78,258)
     Additional paid-in capital     (88)         0   29,442      0          0
     Retained Earnings                0   (292,717) 246,806  3,600   (292,704)
     Treasury stock                   0          0        0      0          0
     Cumulative preferred stock       0          0        0      0    (18,590)
     Cum special preferred stock      0          0        0      0       (808)
     Long-term debt less cur mat.     0          0        0      0   (204,771)
     Long-term Partnership Ob         0          0        0      0       (781)
     Current Por of Adj. Rte Bonds    0          0        0      0    (53,700)
     Notes payable                    0          0        0      0    (69,508)
     Maturing long-term debt          0          0        0      0    (45,000)
     Maturing Partnership Obl         0          0        0      0     (1,577)
     Accounts payable                 0       (727)       0      0    (53,391)
     Notes pay to Assoc Company       0          0   70,492      1          0
     Dividends payable                0          0        0      0       (120)
     Accrued taxes                    0        758      789  1,084     (4,863)
     Accrued interest                 0          0        0      0     (5,140)
     Refunds to customers             0          0        0      0     (2,156)
     Other accrued liabilities        0          0        0      0    (21,320)
     Accum def income taxes           0       (101)       0      0   (144,032)
     Accum def ITC                    0          0        0      0    (18,801)
     Regulatory liability - FAS 109   0          0        0      0          0
     Post-retire. ben. Oblig          0          0        0      0    (11,337)
     Other                            0          0        0      0     (2,659)
       Total                        (88)  (371,046)                 (1,029,518)


            7 of 9
     Exhibit A

     SIGCORP, INC.
     Consolidating Trial Balance
     For Twelve Months Ending December 31,1998


                                    SIGECO    SIPI    SIMI   ESGI   SES
     INCOME STATEMENT
      Operating Revenues
       Electric                     (297,865)      0     0      0          0
       Gas                           (66,801)      0     0      0          0
       Energy services                     0       0     0      0   (179,613)
       Other                               0    (963)  (27)     0          0
      Fuel for electric generation    68,849       0     0      0          0
      Purchased electric energy       20,762       0     0      0          0
      Cost of gas sold                39,627       0     0      0          0
      Cost of energy svcs revenues         0       0     0      0    176,588
     Cost of other revenues                0     649   131      0          0
      Other operation expenses        56,001     780   991     25      1,919
      Maintenance                     37,398       0   130      0         12
      Depreciation and amortization   42,401     189    57      0         36
      Federal and state inc. tax.     25,035  (1,517) (588)   349        339
      Property and other taxes        12,591      97     9      0         92
      AFUDC (other)                       73       0     0      0          0
      Interest income                   (340) (3,702)   (6)   (22)       (71)
      Other, net                        (489) (5,180)   (5)  (921)         0
      Interest on l-t debt            17,376       0     0      0          0
      Amort. of prem/disc on debt        690       0     0      0          0
      Other interest expense           2,615   2,749     0      0        155
      AFUDC (borrowed)                (1,465)      0     0      0          0
     Preferred dividend requirement    1,095       0     0      0          0
      NET INCOME                     (42,447) (6,900)  691   (568)      (544)


            8 of 9
     Exhibit A

     SIGCORP, INC.
     Consolidating Trial Balance
     For Twelve Months Ending December 31,1998


                                   Comsource SCI     SFI      SCSI     SACI
     INCOME STATEMENT
     Operating Revenues                   0       0        0        0     0
       Electric                           0       0        0        0     0
       Gas                                0       0        0        0     0
       Energy services                    0       0        0        0     0
       Other                           (597)      0  (17,868) (10,172)    0
      Fuel for electric generation        0       0        0        0     0
      Purchased electric energy           0       0        0        0     0
      Cost of gas sold                    0       0        0        0     0
     Cost of energy svcs revenues         0       0        0        0     0
      Cost of other revenues            668       0   13,659    9,215     0
      Other operation expenses          322      19    1,051      826    31
      Maintenance                         2       0        7        3     0
      Depreciation and amortization       3       0       26       20     0
      Federal and state inc. tax.      (192)     27      988       (5)   (8)
      Property and other taxes           26       0      115       32     2
      AFUDC (other)                       0       0        0        0     0
      Interest income                    (0) (3,426)     (27)      (4)  (30)
      Other, net                          8       0        0        0     0
      Interest on l-t debt                0     228        0        0     0
      Amort. of prem/disc on debt         0       0        0        0     0
      Other interest expense              0   3,129      431       96    18
      AFUDC (borrowed)                    0       0        0        0     0
     Preferred dividend requirement       0       0        0        0     0
      NET INCOME                        241     (23)  (1,617)       9    13


            9 of 9
     Exhibit A

     SIGCORP, INC.
     Consolidating Trial Balance
     For Twelve Months Ending December 31,1998

                                                   Elim    Elim    Consol
                                   ENVSVC SIGCORP  Dbts    Cdts    Total
     INCOME STATEMENT
      Operating Revenues
       Electric                      0         0        0       0  (297,865)
       Gas                           0         0        0       0   (66,801)
       Energy services               0         0        0       0  (179,613)
       Other                         0         0   16,795       0   (12,833)
      Fuel for electric generation   0         0        0   3,627    65,223
      Purchased electric energy      0         0        0       0    20,762
      Cost of gas sold               0         0        0       0    39,627
      Cost of energy svcs revenues   0         0        0       0   176,588
      Cost of other revenues         0         0        0  13,168    11,154
      Other operation expenses       0     2,449       16       0    64,430
      Maintenance                    0         0        0       0    37,553
      Depreciation and amortization  0         2        0       0    42,733
      Federal and state inc. tax.    0      (417)       0       0    24,010
      Property and other taxes       0         0        0       0    12,963
      AFUDC (other)                  0         0        0       0        73
      Interest income                0    (1,366)   3,505       0    (5,488)
      Other, net                     0         0        0      16    (6,603)
      Interest on l-t debt           0         0        0       0    17,604
      Amort. of prem/disc on debt    0         0        0       0       690
      Other interest expense         0         0        0   3,505     5,686
      AFUDC (borrowed)               0         0        0       0    (1,465)
     Preferred dividend requirement  0         0        0       0     1,095
      NET INCOME                     0       668                     (50,476)

     EXHIBIT  B


     Item No.  Caption Heading              (in thousands)

     1.  Total Assets                        $ 1,029,518
     2.  Total Operating Revenues            $   557,111
     3.  Net Income                          $    50,476